SAP AG
Dietmar-Hopp-Allee 16
69190 Walldorf
Germany
T +49/62 27/7-4 74 74
F +49/62 27/7-5 75 75
www.sap.com

SAP AG, Dietmar-Hopp-Allee 16, 69190 Walldorf

Kathleen Collins	13.11.2008
Accounting Branch Chief	Dr. Christoph Hütten
Securities and Exchange	Chief Accounting Officer
Commission	Senior Vice President
Division of Corporation	Corporate Financial Reporting
Finance	T +49/62 27/7-63475
100 F. Street, N.E.	F +49/62 27/7-30535
Washington, DC 20549	E christoph.huetten@sap.com

Re:	SAP AG
Form 20-F for the Fiscal Year Ended December 31, 2007
Filed April 2, 2008
File No. 001-14251
Dear Ms. Collins,
By letter dated October 21, 2008, the staff of the Division of Corporation Finance (the Staff) of the Securities and Exchange Commission (the Commission) provided certain comments to SAP AG, (SAP or the Company) in response to SAP’s Form 20-F for the fiscal year ended December 31, 2007 filed April 2, 2008 (Form 20-F). For your convenience we have reproduced in italics below the comment in the October 21, 2008 letter followed by the Company’s response thereto.
December 31, 2007 Form 20-F
Note 3. Summary of Significant Accounting Policies
Revenue Recognition, page F-10
1.	We note your response to our prior comment 2 and your example of how the Company recognizes revenue when the contractual maintenance rate is below your established VSOE rate. Your response indicates that when the renewal rates for PCS are below VSOE, the Company considers the discount on future renewal options to be a more-than-insignificant discount pursuant to TPA 5100-50. You further indicate that
SAP AG
Vorstand: Henning Kagermann (Sprecher), Léo Apotheker (Sprecher), Werner Brandt, Erwin Gunst, Claus Heinrich, Bill McDermott, Gerhard
Oswald, John Schwarz, Jim Hagemann Snabe, Peter Zencke
Vorsitzender des Aufsichtsrats: Hasso Plattner, Registergericht Mannheim HRB 350269
Deutsche Bank AG, Heidelberg (BLZ: 672 700 03) Konto: 0912030, SWIFT-BIC: DEUT DE SM 672, IBAN DE78 6727 0003 0091 2030 00

regardless of whether or not the contractually stated renewal rate is within the narrow VSOE range, as long as the contractual rate is below the VSOE rate you follow the accounting as described in example two. In the example you provided, a VSOE rate of 17% and a contractual support rate of 16.8% would result in a more-than-insignificant discount. Please explain further how you determined that the discount on the future renewal options for PCS is more-than-insignificant pursuant to the guidance in TPA 5100.50 and specifically address how you determined that the discount is: (1) incremental to the range of discounts reflected in the pricing of the other elements of the arrangement, (2) incremental to the range of discounts typically given in comparable transactions, and (3) significant. Also, tell us the amount of your service revenues for each period presented that resulted from the deferral of the software fee due to such discounts and tell us the amount of the deferred revenue balance at year-end that relates to such discounts. In addition, tell us how you considered including a discussion of this policy in your significant accounting policy footnote disclosures as well as in your critical accounting policy disclosures.
As outlined in our previous responses, the VSOE testing we perform for our support services show that a substantive majority of the renewal rates of all tested support contracts falls within a narrow range which allows us to conclude that VSOE of fair value exists for these support services and that it is appropriate (if all revenue recognition criteria are met) to apply the residual method of revenue recognition to account for multiple element arrangements involving the sale of software licenses and support services.
As noted in our previous response, we consistently apply a policy to defer revenue for future support renewal options that allow the customer to renew support at rates below the respective VSOE. We apply this policy regardless of whether the shortfall from our support VSOE rates is due to pricing that is within the narrow range that we use to define VSOE of fair value of support services (and thus not an outlier in our VSOE test) or is outside of that range (and thus an outlier in our VSOE test).
When considering whether to allocate revenue from the arrangement to future optional support renewals, we consider TPAs 5100.50, .51, and .74 to determine whether any discounts on future optional elements in the arrangement need to be accounted for separately. In applying the guidance of TPAs 5100.50, .51, and .74 to future support renewal options we additionally consider the non-authoritative guidance in paragraph 5.030 and example 5.25 of KPMG’s Handbook ‘Software Revenue Recognition — An Analysis of SOP 97-2 and Related Guidance’ (3rd Edition) which specifically deal with future support renewal options priced at a discount.

In an effort to maintain consistency in our practices, we have elected to apply a policy whereby all future support renewal options that allow the customer to renew support at rates below the respective VSOE are determined to have been priced at a significant and incremental discount to be accounted for separately:
▪	We believe that discounts granted from the respective VSOE for future support renewal options are generally incremental, as based on our history and pricing strategy a large portion of our customer base has been willing to pay the rate constituting our support VSOE or an even higher rate.

▪	Not deferring for discounts granted from the respective VSOE for future support renewal options that are below a certain quantitative threshold could deteriorate our pricing for support services for reasons not related to market conditions. Such a policy would allow SAP’s sales force to negotiate such discounts without impacting SAP’s software revenue recognition under the residual method which would likely result in such discounts being granted more often. Therefore, our policy of deferring for discounts regardless of quantitative magnitude plays a key role in driving consistency in our support pricing. This is very important to us from a business standpoint, so we believe these discounts are significant for qualitative reasons regardless of the quantitative magnitude of the discount.
For the following two reasons we believe that our policy of applying TPAs 5100.50, .51, and .74 based on the notion that all discounts are qualitatively significant, and thus more than insignificant, is in compliance with U.S. GAAP:
▪	Authoritative US GAAP literature does not explicitly stipulate that ‘significant’ must be read as ‘quantitatively significant‘; we therefore believe that it can also be understood as ‘significant for qualitative reasons‘. We believe this is also consistent with the Staff’s guidance in SAB Topic 1M.

▪	We believe that the criterion of significance in the context of accounting for incremental discounts under SOP 97-2 and related TPAs (the Significance Criterion) stems from the general materiality notion as codified in the FASB’s Concept Statement No. 2. As such the Significance Criterion has to be applied in the same manner as the general notion of materiality is applied within U.S. GAAP. Specifically, while applying accounting rules to immaterial items is not required, it is not prohibited either. Thus we don’t read SOP 97-2 to disallow accounting for future discounts merely because they are quantitatively insignificant.
Therefore, we believe that our policy described in our prior response letters and above is consistent with the accounting required by SOP 97-2, as amended, and TPAs 5100.50, .51, and .74.

We respectfully advise the Staff that we do not separately track the amount of support service revenue recognized in a given period that resulted from the allocation of fees to those discounts below our VSOE rates that fall within the narrow range used to define VSOE. However, the total amounts of contractual software fees that we defer due to support services being sold below VSOE have historically been relatively small. Specifically, in all years presented in our 2007 Form 20-F, the total contractual software fee amounts deferred due to future renewal options that were priced at a discount from our VSOE rates account for less than 1.5% of the total software revenue of the respective period. We believe the percentages would be even lower if we tracked separately the deferral amounts for future renewal options at a discount from our VSOE rates for which the discounted price fell within the narrow range below the respective VSOE.
Although we believe our policy for determining the significance of discounts below SAP’s VSOE rates for support services is reasonable and consistent with the accounting required by SOP 97-2, as amended, and TPAs 5100.50, .51, and .74, we now understand that readers may not appreciate the precision it entails, or the business reason for applying such a strict policy. Accordingly, on a prospective basis, we intend to further describe our policy and reasons for enacting it in our significant accounting policy disclosures. In the past we determined and we continue to believe that this accounting policy does not require significant judgment nor is it based on significant assumptions or estimates. As a result, we did not describe this policy in our critical accounting policy disclosures. We continue to believe this to be the case and, as a result, do not believe that our critical accounting policy disclosures require expansion.
If you have any questions about the foregoing, please do not hesitate to contact the undersigned at +49 6227 7-63475 or Peter Harwich at 212 610 6471.

Very truly yours,

Dr. Christoph Hütten
Chief Accounting Officer
SAP AG

Cc:	Dr. Werner Brandt, SAP AG
Michael Junge, SAP AG
Peter Harwich, Allen & Overy LLP

4